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                              December 1, 2021

       Bryant Kirkland
       Chief Financial Officer
       Douglas Elliman Inc.
       4400 Biscayne Boulevard
       Miami, FL 33137

                                                        Re: Douglas Elliman
Inc.
                                                            Registration
Statement on Form 10
                                                            Filed November 10,
2021
                                                            File No. 377-05407

       Dear Mr. Kirkland:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

       Registration Statement on Form 10-12B filed November 10, 2021

       General

   1. We note your response to our prior comment 3, as it relates to whether there is an investment decision
made by the Vector equity award holders. Please provide us with a more detailed analysis
of whether the distribution constitutes a    sale    under Securities Act
                                                        Section 2(a)(3),
including whether the distribution is being made on a pro rata basis, given that shares will be
distributed to persons other than Vector shareholders. Specifically address whether the
Vector shareholders will give value in connection with the
                                                        distribution, since
they will hold a proportionately smaller equity interest in Douglas
                                                        Elliman than they held
in Vector. Alternatively, amend your Distribution Agreement and the filing to remove
the distribution to persons other than holders of outstanding Vector stock, or register the
transaction under the Securities Act.
 Bryant Kirkland
Douglas Elliman Inc.
December 1, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wilson Lee at 202-551-3468 or Babette Cooper at 202-551-3396 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameBryant Kirkland
                                                          Division of
Corporation Finance
Comapany NameDouglas Elliman Inc.
                                                          Office of Real Estate
& Construction
December 1, 2021 Page 2
cc:       Robert Downes, Esq.
FirstName LastName